Exhibit 99.1

Fanhua Received Notice from PICC P&C

GUANGZHOU, March 3, 2017 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the "Company" or "Fanhua"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced that the Company had received notice from PICC Property and Casualty Company Limited, or PICC P&C, that it had temporarily suspended business cooperation with Fanhua.

On March 1, 2017, Fanhua's subsidiaries were notified verbally by PICC P&C's local branches that PICC P&C was temporarily suspending its business cooperation with Fanhua on areas such as insurance agency, brokerage and claims adjustment because certain of PICC P&C’s senior management members were being investigated by the government. As a decade-long business partner of PICC P&C, the Company was disappointed by this unilateral notice. However, the Company also understands that as a state-owned enterprise, it may be necessary for PICC P&C to take such precautionary measures as a result of internal or external investigation. At this stage, the Company is unable to predict when and whether the business cooperation with PICC P&C might resume. The Company plans to engage in ongoing dialogue with PICC P&C and urges it to resume their mutual business cooperation relationship as early as possible.

As a public company listed on Nasdaq, the Company believes it conducts its business operation in compliance with all applicable laws in China and in the U.S. including the Foreign Corrupt Practices Act. The Company does not believe it or its employees were involved in any business dealings with PICC P&C that might be the target of this investigation. The Company believes it has established and maintained its strategic partnership with PICC P&C on an arms-length basis.

In 2016, the Company derived 27% of its total revenues from PICC P&C. Currently its P&C insurance agency and brokerage businesses have small profit margins due largely to the significant marketing expenses while the life insurance business is the most profitable business segment. Therefore, assuming the business relationship with PICC P&C will not be able to resume in 2017, this disruption may cause the Company's total revenue to decrease as compared to 2016 but the impact on its net profits will be limited at around RMB3 million to RMB5 million.

Fanhua has been operating as a market-oriented company ever since its establishment and has established itself as the largest insurance intermediary company in China. At this moment, the Company will use its best efforts to minimize the impact of this disruption of business relationship with PICC P&C by searching for new strategic partners and strengthening existing strategic partnerships. The management of the Company remains confident in its prospects and believes that it will be able to achieve its profit target for 2017.

Exhibit 99.1

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu
Investor Relations Manager
Tel: (8620) 83883191
Email: qiusr@fanhuaholdings.com